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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 5)*

Magellan Midstream Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

559080106

(CUSIP Number)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(918) 574-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559080106	13D/A	Page 2 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MAGELLAN MIDSTREAM HOLDINGS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds BK, AF/OO (Contribution from partners)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,265,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 7,265,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 3 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MAGELLAN MIDSTREAM MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,265,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 7,265,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 4 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 5 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 6 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). C/R ENERGY GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 7 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RIVERSTONE HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 8 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE INVESTMENT MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person IA, OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 9 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TC GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 10 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCG HOLDINGS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 11 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 12 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN PARTNERS IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 13 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,265,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,265,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,312*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 25.59%*
14.	Type of Reporting Person OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

THIS AMENDMENT NO. 5 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JUNE 27, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 4, 2003, AS AMENDED BY AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 29, 2003, AS AMENDED BY AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 6, 2004, AS AMENDED BY AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 17, 2004. THE TEXT OF ITEMS 1, 4, 5, 6 and 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 7,265,312, which constitutes approximately 25.59% of the total number of Common Units outstanding. This number and percentage includes subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at May 25, 2004 there were 24,130,541 Common Units outstanding and 4,259,771 Subordinated Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 4. Purpose of Transaction.

Subsection (d) of Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(d)	On May 4, 2004, David M. Leuschen resigned from the Board of Directors of the Issuer GP, due to other board of director commitments. On May 20, 2004, the Board of Directors of the Issuer GP appointed N. John Lancaster, Jr. as a director. Mr. Lancaster is a representative of Magellan Midstream Holdings, L.P., the owner of the Issuer GP.

Item 5. Interest in Securities of the Issuer.

Subsections (a)-(b), (c) and (d) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b) (i)		Buyer is the sole record owner of, and has the sole power to vote and dispose of 3,005,541 Common Units, and 4,259,771 Subordinated Units which are convertible into an equal number of Common Units, representing, on an as-converted basis, an aggregate of 7,265,312 Common Units (25.59%).

(ii	)	Buyer GP does not directly own any Units. By virtue of being the sole general partner of Buyer, Buyer GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(iii	)	C/R MLP does not directly own any Units. By virtue of being one of two managing members of Buyer GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(iv	)	MDCP IV does not directly own any Units. By virtue of being one of two managing members of Buyer GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(v	)	C/R EP does not directly own any Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(vi	)	MDP IV does not directly own any Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(vii	)	C/R GP does not directly own any Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(viii	)	MDP does not directly own any Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(ix	)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

	(x	)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

	(xi	)	TC Group does not directly own any Units. By virtue of being the sole managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

	(xii	)	TCG Holdings does not directly own any Units. By virtue of being the sole managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 7,265,312 Common Units (25.59%).

(c)	(i	)	On May 25, 2004, Buyer sold 2,000,000 Common Units at the price of $ 47.60 per Unit (which amount includes the underwriting discount) (the “Sale”).

	(ii	)	Under the Underwriting Agreement, dated as of May 19, 2004, as amended (the “Underwriting Agreement”), by and among the Buyer, the Issuer, certain affiliates of the Issuer, Lehman Brothers Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC as representatives of the several underwriters, and other underwriters party thereto (such other underwriters, collectively the “Underwriters”), the Underwriters had the right to exercise their over-allotment option (the “Over-Allotment Option”), and upon such exercise, the Buyer would have been obligated to sell up to 450,000 more Common Units to the Underwriters. Under the terms of the Underwriting Agreement, the Over-Allotment Option could have been exercised on or before 40 days after May 19, 2004. On June 28, 2004, the Underwriters exercised a portion of the Over-Allotment Option for 350,000 Common Units at a price of $49.50 per unit, which amount includes the underwriting discount.

(d)	Pursuant to the terms of the Credit Agreement (as defined herein), the various Lenders thereunder have the right to 50% of the net proceeds of any sale by Buyer of any Common Units (including, without limitation, any Common Units arising from conversion of Class B Units or Subordinated Units), Class B Units, Subordinated Units or any redemption by the Issuer of any Units from Buyer. On May 19, 2004, the Credit Agreement was amended by the Second Amendment thereto to provide the Lenders with the right to only 25% of the net proceeds of the Sale. Additionally, subject to certain leverage ratio tests, the Lenders have the right to up to 100% of the cash distributed by the Issuer to Buyer in respect of the Units (after an allowance to pay principal, interest and fees relating to the loan and certain other payments, such as operating expenses and on-going legal expenses).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The section of Item 6 titled “Credit Agreement,” is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Credit Agreement

The information regarding the Credit Agreement set forth in Item 3 and subparagraph (d) of Item 5 of this Schedule 13D is hereby incorporated herein.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Exhibit A —	Joint Filing Agreement (previously filed as Exhibit A to Schedule 13D on June 27, 2003).

Exhibit B —	Purchase Agreement dated as of April 18, 2003 (filed as Exhibit 99.2 to the Issuer’s Form 8-K filed April 21, 2003).

Exhibit C —	Amendment No. 1, dated as of May 5, 2003, to the Purchase Agreement (filed as Exhibit 99.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit D —	Amendment No. 2, dated as of January 6, 2004, to the Purchase Agreement (filed as Exhibit 2(c) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit E —	Credit Agreement (previously filed as Exhibit D to Schedule 13D on June 27, 2003).

Exhibit F —	Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 22, 2004 (filed as Exhibit 3.1 to the Issuer’s Form 10-Q filed May 7, 2004).

Exhibit G —	First Amendment to the Credit Agreement of Buyer, dated as of December 22, 2003 (filed herewith).

Exhibit H —	Second Amendment to the Credit Agreement of Buyer, dated as of May 19, 2004 (filed herewith).

Exhibit I —	Amended & Restated Limited Liability Company Agreement of the Issuer GP, dated December 1, 2003 (filed as Exhibit 3(g) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit J —	First Amendment dated February 3, 2004 to Amended & Restated Limited Liability Company Agreement of the Issuer GP dated December 1, 2003 (filed as Exhibit 3(h) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit K —	[Reserved]

Exhibit L —	New Omnibus Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit M —	Registration Statement on Form S-3 (file No. 333-109732) (filed by the Issuer on October 16, 2003).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 1, 2004

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Management, LLC
Its: General Partner

	By:	/s/ John D. Chandler
Name: John D. Chandler Title: Chief Financial Officer, Vice President and Treasurer

MAGELLAN MIDSTREAM MANAGEMENT, LLC

	By:	/s/ John D. Chandler
Name: John D. Chandler Title: Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
	Its:	General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr. Title: Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
	Its:	General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr. Title: Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr. Title: Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
	Its:	Managing Member

	By:	TCG Holdings, L.L.C.
	Its:	Managing Member

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director